September 2, 2005
VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS
Ms. Peggy Fisher, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMART Modular Technologies (WWH), Inc.
Registration Statement on Form S-4 filed August 11, 2005
SEC File No. 333-127442
Dear Ms. Fisher:
     Reference is made to the comments received from the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) by letter dated August 24, 2005 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”) of SMART Modular Technologies (WWH), Inc. (the “Company”).
     On behalf of the Company, I am writing to respond to the Comment Letter and to indicate the changes that have been made in Amendment No. 1 to the Registration Statement (the “Amendment”) that is being filed by the Company with the SEC today. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.
Form S-4
Independent Auditor Report (Company No. 458945 – M)
1.	We note that the financial statements of Smart Modular Technologies Sdn. Bhd have been audited by KPMG (Malaysia). Smart Modular Technologies Sdn. Bhd is included within your consolidated financial statements and the separate financial statements have been included within your Form S-4 pursuant to Rule 3-16 of Regulation S-X. It appears that the revenues of Smart Modular Technologies Sdn. Bhd. exceed 20% of your consolidated revenues. Non-U.S. public accounting firms that wish to prepare or issue audit reports on issuers, or to play a substantial role in the preparation or issuance of such reports, must be registered with the PCAOB effective July 19, 2004. The phrase “play a substantial role in the preparation or furnishing of an audit report” is defined in PCAOB Rule 1001. It does not appear that KPMG (Malaysia) has obtained registration with the PCAOB. Tell us how you considered the PCAOB registration requirements outlined in

PCAOB Rule 2100 in selecting the use of KPMG (Malaysia) to perform the audit of Smart Modular Technologies Sdn. Bhd.
The Company and KPMG LLP have considered Rule 1001 and the definition of “play a substantial role in the preparation or furnishing of an audit report.” The Company refers the Staff to Notes 1, 2 and 3 to Rule 1001(p)(ii)(“Play a Substantial Role in the Preparation or Furnishing of an Audit Report”). The Company and KPMG LLP confirm that KPMG (Malaysia) did not perform “material services” as defined in Note 1 in connection with the consolidated audit of the Company and its subsidiaries for the fiscal year ended August 31, 2004. In addition, Note 3 states: “For purposes of determining 20% or more of the consolidated assets or revenues under paragraph (2) of this Rule, this determination should be made at the beginning of the issuer’s fiscal year using prior year information and should be made only once during the issuer’s fiscal year.” The Company and KPMG LLP confirm that when using prior year information at the beginning of fiscal year 2004, SMART Modular Technologies Sdn. Bhd. (“SMART Malaysia”) does not meet the 20% criteria as discussed in Note 3. Based on this analysis, the Company and KPMG LLP concluded that the auditor for SMART Malaysia did not have to be a PCAOB registered firm for the fiscal year 2004 audit.
2.	Additionally, we note that the report of KPMG (Malaysia) on the financial statements of Smart Modular Technologies Sdn. Bhd. refers to auditing standards generally accepted in the United States. Please tell us why the report of KPMG (Malaysia) refers to auditing standards generally accepted in the United States, as opposed to the standards of the PCAOB. In this regard, we note that if your principal auditor, KPMG, uses the work of the other auditor, KPMG (Malaysia), the audit work used by KPMG for purposes of issuing an opinion on the consolidated financial statements must be performed in accordance with the standards of the PCAOB. Please refer to Section VI.A. of the June 15, 2004 SEC Regulations Committee minutes (updated June 17, 2005) at the following website: http://www.aicpa.org/download/belt/2004_0615_highlights.pdf. Please tell us whether KPMG used the work performed by KPMG (Malaysia) for purposes of issuing the consolidated audit report on Smart Modular Technologies (WWH) Inc. If so, please tell us why KPMG Malaysia chose not to refer to the standards of the PCAOB in the audit report of Smart Modular Technologies Sdn. Bhd.
KPMG LLP used the work performed by KPMG (Malaysia) for purposes of issuing the consolidated audit report on the Company and its subsidiaries. KPMG (Malaysia) has revised its audit opinion to refer to the standards of the PCAOB.
General
3.	Please update the financial statements of Smart Modular Technologies Sdn. Bhd. as required by Item 8.A.5. of Form 20-F to include the interim period covering at least the first six months of the financial year.
The Company has reviewed the requirements of Item 8.A.5 of Form 20-F and has updated the Registration Statement by including the required interim, unaudited financial statements of SMART Malaysia, covering the first nine months of fiscal year 2005, accordingly.
     Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact Alan Denenberg at (650) 752-2004 or Hiro Aragaki at (212) 450-4208.
Yours very truly,

/s/ JACK A. PACHECO
Jack A. Pacheco
Vice President
and Chief Financial Officer

cc:	Alan Denenberg, Esq. Hiro Aragaki, Esq. Davis Polk & Wardwell

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